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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17359 52944

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/07_____ AND ENDING_____12/31/07_____

                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSCEND CAPITAL, LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7001 PRESTON ROAD, SUITE 405

                    (No. and Street)

DALLAS   TEXAS   75205

   (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JONATHAN SELF   770-263-7300

          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & CO., L.L.P.

    (Name – *if individual, state last, first, middle name*)

14175 PROTON ROAD   DALLAS   TX   75244

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __JONATHAN SELF__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__TRANSCEND CAPITAL, LP__ , as
of __DECEMBER 31__ , 20 __07__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____ Signature

FINOP

Title

_____
Notary Public

WILLIAM C BRAND
NOTARY PUBLIC
Gwinnett County
State of Georgia
My Commision Expires 07/11/2010

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRANSCEND CAPITAL, LP

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

TRANSCEND CAPITAL, LP

CONTENTS



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Transcend Capital, LP
Dallas, Texas

We have audited the accompanying statement of financial condition of Transcend Capital, LP as of December 31, 2007, and the related statements of income, changes in partners' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transcend Capital, LP as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
March 21, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

TRANSCEND CAPITAL, LP
Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$	2,442
Deposit account at clearing company		99,407
Commission receivable		52,148
Prepaid expenses		11,716
Total Assets	$	165,713

LIABILITIES AND PARTNERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	39,215
State income tax payable		3,554
		42,769
Partners' Equity		122,944
Total Liabilities and Partners' Equity	$	165,713

The accompanying notes are an integral part of these financial statements.

TRANSCEND CAPITAL, LP
Statement of Income
For the Year Ended December 31, 2007

Revenues:		
Commissions	$	630,372
Interest and dividend income		4,256
Other income		137,886
		772,514
Expenses:		
Compensation and benefits		719
Commission and clearance paid other brokers		420,570
Communications		2,434
Occupancy and equipment costs		21,026
Promotional costs		9,612
Interest expense		275
Regulatory fees and expenses		12,446
Other expense		266,804
		733,886
Income before income taxes		38,628
Provision for state income taxes		3,554
Net income	$	35,074

The accompanying notes are an integral part of these financial statements.

TRANSCEND CAPITAL, LP
Statement of Changes in Partners' Equity
For the Year Ended December 31, 2007

Balances at December 31, 2006	$	87,870
Net income		35,074
Balances at December 31, 2007	$	122,944

The accompanying notes are an integral part of these financial statements.

TRANSCEND CAPITAL, LP
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2007

Balance at December 31, 2006	$	-
Increases		-
Decreases		-
Balance at December 31, 2007	$	-

The accompanying notes are an integral part of these financial statements.

TRANSCEND CAPITAL, LP
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities

Net income	$	35,074
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Increase in deposit account at clearing company		(4,255)
Increase in commission receivable		(3,468)
Increase in prepaid expenses		(9,153)
Decrease in accounts payable and accrued expenses		(21,031)
Increase in state income tax payable		3,554
Net cash provided (used) by operating activities		721

Cash flows from investing activities

Net cash provided (used) by investing activities		-

Cash flows from financing activities

Net cash provided (used) by financing activities		-
Net increase (decrease) in cash		721
Cash at beginning of year		1,721
Cash at end of year	$	2,442

Supplemental Disclosures

Noncash investing and financing activities		
Cash paid during the year for:	$	-
Interest		
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Nature of Operations

Transcend Capital, LP. (the "Partnership") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Partnership is a limited partnership organized under the laws of the State of Texas on October 29, 1999. However, the Partnership was dormant until it commenced operations on January 22, 2003.

Federal Income Tax

The Partnership is a non-taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Members are taxed individually on their shares of the Partnership's earnings. The Partnership's net income or loss is allocated among the members in accordance with the partnership agreement.

Basis of Presentation

The Partnership is a broker-dealer that specializes in advanced options and derivative strategies for trading professionals. The Partnership offers institutional and professional traders the products and services they need to execute their trading strategies and may trade:

- Listed and OTC Equities
- Mutual Funds
- Options
- Bonds
- Electronic Bullets

However, the Partnership also offers brokerage services to individual investors who do not trade the markets as actively as institutional and professional traders.

Note 1 -   Summary of Significant Accounting Policies, continued

Securities Transactions and Commissions

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, security transactions, and the related commission income and expenses, are recorded on a trade date basis.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

For cash equivalents, accounts receivable and accounts payable, the carrying amount approximates the fair value because of the short-term nature of these instruments.

Advertising

The Partnership expenses advertising as incurred. Advertising and direct marketing costs totaled $695 at December 31, 2007.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Partnership had a net capital of approximately $109,240 and a net capital requirement of $50,000. The ratio of aggregated indebtedness to net capital was .39 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Cash Segregated Under Federal Regulations

In accordance with SEC Rule 15c3-3, the Partnership maintains a deposit account with Pension Financial Services, Inc. as part of the Partnership's contract for services. Penson Financial Services, Inc. requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of December 31, 2007, cash of $99,407 has been segregated into this account.

Note 4 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 -   Related Party Transactions

An agreement between the Partnership and Transcend Capital Management (the "General Partner") was entered into in which the General Partner agreed to pay any expenses reasonably necessary to allow the Partnership to carry on its business, including the provision of facilities and performance of certain services provided. Total fees paid were approximately $11,050 for the year ended December 31, 2007.

The Partnership leases office space from an entity owned by a limited partner. For the year ended December 31, 2007, the Partnership made payments of $19,920 to this partner under the agreement. Minimum lease payments under the lease at December 31, 2007 are as follows:

December 31,	
2008	$ 19,920
2009	19,920
2010	19,920
2011	19,920
2012	19,920
	$ 99,600

Note 5-   Related Party Transactions, continued

The Partnership agreed to pay the limited partners and officers consulting and professional services fees for services provided. Total fees under these agreements were $146,312 for the year ended December 31, 2007.

Note 6 -   Concentration of Credit Risk

The Partnership is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to the risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2007

Schedule I

<u>TRANSCEND CAPITAL, LP</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2007</u>

COMPUTATION OF NET CAPITAL

Total partners' equity qualified for net capital		$ 122,944
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		122,944
Deductions and/or charges		
Non-allowable assets:		
Other assets	$ 11,716	(11,716)
Net capital before haircuts on securities positions		111,228
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		(1,988)
Net capital		$ 109,240

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable and other accrued liabilities		$ 39,215
State income tax payable		3,554
Total aggregate indebtedness		$ 42,769

TRANSCEND CAPITAL, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 2,851
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 59,240
Excess net capital at 1000%	$ 104,963
Ratio: Aggregate indebtedness to net capital	.39 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile material differences in the computation of net capital under

Net capital per Company's (unaudited) FOCUS Part IIA	$ 112,795
Adjustments:	
State income tax payable	(3,554)
Rounding	(1)
Net capital per audited report	$ 109,240

Schedule II

TRANSCEND CAPITAL, LP
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Partnership's clearing firm: Penson Financial Services, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

as of

December 31, 2007



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners of
Transcend Capital, LP

In planning and performing our audit of the financial statements and supplemental information of Transcend Capital, LP (the "Partnership"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
March 21, 2008

END